Exhibit 99.1

China Index Holdings Announces Investment in Controlling Stakes of Credit Rating Companies

BEIJING, May 29, 2020 /Globe Newswire/ — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics provider in China, today announced that it has entered into an agreement to acquire 100% control of China Index Credit Rating Ltd., a newly registered credit rating company in China, and through a separate agreement, 67% fully diluted shares of Shouzheng Credit Rating Ltd., a credit rating company registered in 2018 in China. The two credit rating companies will lay the foundation for CIH to establish a credible and trustworthy global credit rating house to serve corporate needs in China and overseas, together with CIH’s long-established big data, analytics and professional research platforms. CIH has been serving financial institutions and corporations for the past five years by using risk-analysis and modeling on its database and analytics platforms.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics, promotions and listing services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with a reliable, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations Director

Email: CIH-IR@fang.com